UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 30, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Daré Bioscience, Inc.

File No. 001-36395 - CF#36695

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Daré Bioscience, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 13, 2018.

Based on representations by Daré Bioscience, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through April 24, 2028
Exhibit 10.5	through August 13, 2028
Exhibit 10.6	through August 13, 2028
Exhibit 10.7	through August 13, 2028
Exhibit 10.8	through August 13, 2028
Exhibit 10.9	through August 13, 2028
Exhibit 10.10	through August 13, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary